ADVANCED BIOENERGY, LLC

10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305
(763) 226-2701

October 19, 2007

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                               Advanced BioEnergy, LLC
Registration Statement on Form SB-2
File No. 333 -137299

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Advanced BioEnergy, LLC (the “Company”) respectfully requests that the Company’s Registration Statement on Form SB-2 (File No. 333-137299) and all exhibits thereto (the “Registration Statement”), which was filed with the Commission on September 13, 2006 and declared effective by the Commission on June 15, 2007, be withdrawn effective immediately.

The Company requests withdrawal of the Registration Statement because the Company has decided not to proceed with the offering at this time. No securities were sold pursuant to the prospectus included in the Registration Statement.

If you have any questions regarding this matter, please contact our counsel, Peter J. Ekberg of Faegre & Benson

LLP, at 612-766-8505.

Very truly yours,

/s/ Revis L. Stephenson III

Revis L. Stephenson III

Chief Executive Officer